Exhibit 99.1

Focus Media Announces Revised Guidance for Mobile Advertising Business

SHANGHAI, China, April 10, 2008 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today revised its previously announced guidance for its mobile advertising business for 2008.

Due to recent uncertainty in the mobile handset advertising business in China, we expect the full year revenue for our wireless business will be significantly lower than our previously announced guidance of $54.0 million to $55.8 million. As we announced in our press release on March 18, 2008, Focus Media has established an internal policy prohibiting its subsidiaries sending SMS messages without receiving mobile user’s explicit permission. As a result of recent business developments, we expect full year revenue from the mobile handset business in 2008 to be between $14.0 million to $15.8 million, or $40 million less than the previously announced range. Therefore, the full year 2008 revenue guidance is revised to a range of from $860 million to $890 million from previously announced $900 million to $930 million, and full year 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) to be between US$260 million and US$280 million, as compared to the original guidance of between US$280 million and US$300 million. We also expect the resulting non-cash impairment charge of goodwill and acquired intangible assets of mobile advertising business to range from $75 million to $95 million in Q1 2008 due to a restructuring of our mobile handset advertising business and termination of earn-outs based acquisition agreements with certain mobile handset advertising subsidiaries.

Jason Jiang, Executive Chairman commented, ‘We believe the mobile phone is changing from a communication device to an important media device covering more than 500 million valuable consumers in China. We have already seen strong growth in our WAP advertising and interactive marketing businesses based on mobile devices. Going forward, we will focus on building a pull-based advertising model for our mobile business and will only send advertising information to consumers in China based on their explicit consent. Meanwhile, all our other businesses, including digital out-of-home and Internet advertising, are performing strongly. In 2008, given that we are strategically well position in all our media assets, we will focus on generating free cash flow from our existing media platforms and do not expect making any significant acquisitions. We continue to expect a very exciting year for Focus Media in 2008.”

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, Focus Media’s digital out-of-home advertising network had approximately 112,298 LCD display in its commercial location network, approximately 49,452 LCD displays in its in-store network and over 190,000 advertising in-elevator poster / digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:
Jie Chen
Focus Media Holding Ltd
Tel: +86-21-3212-4661 ext 6607
Email: ir@focusmedia.cn